October 29, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3233

Washington, DC 20549

Attention: Joshua Lobert

Re:	Invesco CurrencyShares® Japanese Yen Trust
Registration Statement on Form S-1
Filed October 15, 2018
File No. 333-227851

Dear Mr. Lobert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Chief Executive Officer of Invesco Specialized Products, LLC, the sponsor of the Invesco CurrencyShares® Japanese Yen Trust (the “Trust”), hereby requests on behalf of the Trust that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission on Wednesday, October 31, 2018 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Please contact counsel for the Trust, Patrick Daugherty at (312) 832-5178, should you have any questions or comments regarding this request.

INVESCO SPECIALIZED PRODUCTS, LLC

By:	/s/ Daniel Draper
Daniel Draper
Chief Executive Officer